

16021293

SEI

Washington, D.C. 20549

2/29/16

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 050470

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/14 (MM/DD/YY) AND ENDING 09/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SALMAN PARTNERS (U.S.A.) INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17th Floor, 1095 West Pender Street
(No. and Street)

Vancouver (City) BC (State) V6E 2M6 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gina Jones 604-605-8303
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

700 - 250 Howe Street (Address) Vancouver (City) BC (State) V6C 3S7 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2016
REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ginalee Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Salman Partners (U.S.A.) Inc., as of September 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary ~~Public~~ for British Columbia
My commission does not expire.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARION V. SHAW
BARRISTER & SOLICITOR
B[illegible] HOUSSER & TUPPER LLP
SUITE 1800 - 510 WEST GEORGIA STREET
VANCOUVER, B.C. V6B 0M3
(604) 641-4922

Salman Partners (U.S.A.) Inc.

Index to the Financial Statements

Page



December 4, 2015

Report of Independent Registered Public Accounting Firm

To the Shareholder of Salman Partners (U.S.A.) Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations and comprehensive loss, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows present fairly, in all material respects, the financial position of Salman Partners (U.S.A.) Inc. at September 30, 2015, and the results of its operations and its cash flows for the 11 month period then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and is dependent on the continued financial support of its parent company, Salman Partners Inc., who has disclosed in its financial statements as at September 30, 2015 that there is substantial doubt on its ability to continue as a going concern. Together, these raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The financial statements of the Company as of October 31, 2014 and for the year then ended were audited by other auditors whose report dated December 17, 2014 expressed an unqualified opinion on those statements.

The accompanying Schedule I is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca



information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Chartered Professional Accountants

Salman Partners (U.S.A.) Inc.

STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

As at September 30, 2015

	2015 $
ASSETS	
Cash	2,604,122
Income taxes receivable	38,164
Other assets	3,192
Total assets	2,645,478
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accounts payable and accrued liabilities *[note 7 [a]]*	32,750
Income taxes payable *[note 8]*	31,000
Liabilities subordinated to claims of general creditors *[notes 5 and 7[c]]*	745,156
Total liabilities	808,906
Stockholder's equity	
Common stock without par value *[note 6]*	
Authorized - unlimited	
Issued - 150,000 shares @ $1/share	150,000
Retained earnings	2,363,152
Accumulated other comprehensive loss	(676,580)
Total stockholder's equity	1,836,572
Total liabilities and stockholder's equity	2,645,478

See accompanying notes

Going Concern [note 2]

On behalf of the Board:



Director

Salman Partners (U.S.A.) Inc.

STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

[Expressed in U.S. dollars]

Eleven months ended September 30, 2015

	2015 $
REVENUES	
Commissions *[notes 7[d] and 9]*	18,947
Interest	24,439
Total revenues	43,386
EXPENSES *[notes 7[b] and 7[e]]*	
Commissions	7,562
Data processing	14,390
General and operations	47,922
Premises	17,562
Interest *[notes 5 and 7[c]]*	14,820
Salaries and wages	14,359
Other indirect costs	13,419
Total expenses	130,034
Loss before income taxes	(86,648)
Income tax expense *[note 8]*	(382)
Net loss for the period	(87,030)
Other Comprehensive Loss	
Unrealized foreign currency translation loss	(353,260)
Comprehensive loss for the period	(440,290)

See accompanying notes

Salman Partners (U.S.A.) Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

[Expressed in U.S. Dollars]

Eleven months ended September 30, 2015

	2015 $
COMMON STOCK *[note 6]*	
Balance, beginning and end of period	150,000
RETAINED EARNINGS	
Balance, beginning of period	2,447,021
Net loss for the period	(87,030)
Refundable dividend taxes *[note 8]*	3,161
Balance, end of period	2,363,152
ACCUMULATED OTHER COMPREHENSIVE LOSS	
Balance, beginning of period	(323,320)
Unrealized foreign currency translation loss	(353,260)
Balance, end of period	(676,580)
Total stockholder's equity	1,836,572

See accompanying notes

Salman Partners (U.S.A.) Inc.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

[Expressed in U.S. dollars]

Eleven months ended September 30, 2015

	2015 $
Subordinated borrowings, beginning of period	886,918
Borrowings - new	—
Effect of foreign exchange on subordinated debt in period	(141,762)
Repayments	—
Subordinated borrowings, end of period	745,156

See accompanying notes

Salman Partners (U.S.A.) Inc.

STATEMENT OF CASH FLOWS

[Expressed in U.S. Dollars]

Eleven months ended September 30, 2015

	2015
	$
OPERATING ACTIVITIES	
Net loss for the period	(87,030)
Adjustments to reconcile net loss to net cash used in operations	
Decrease in income taxes receivable	7,020
Increase in income taxes payable	1,500
Decrease in other assets	3,210
Increase in accounts payable and accrued liabilities	26,471
Net cash used in operating activities	(48,829)
Effect of foreign exchange on cash balances	(495,021)
Net decrease in cash during the period	(543,850)
Cash, beginning of period	3,147,972
Cash, end of period	2,604,122
Supplemental cash flow information	
Income taxes paid/received	—
Interest paid	14,820

See accompanying notes

NOTES TO FINANCIAL STATEMENTS

[Expressed in U.S. dollars]

1. NATURE OF OPERATIONS

Salman Partners (U.S.A.) Inc. [the "Company"] is a broker dealer registered under the Securities Exchange Act of 1934 and was incorporated under the Canadian Business Corporations Act on March 19, 1996.

The Company is a registered broker dealer with the Financial Industry Regulatory Authority ["FINRA"] and the Securities Exchange Commission ("SEC") is a wholly owned subsidiary of Salman Partners Inc., a Canadian-owned investment dealer. Salman Partners Inc. ["SPI"] is a member of the Investment Industry Regulatory Organization of Canada ("IIROC").

The Company's primary source of revenue is commission income relating to securities trade execution for U.S. resident clients. The Company effects all of its securities transactions through SPI, which acts as the clearing and settlement agent for the Company. SPI, in turn, clears and settles the Company's securities transactions on an omnibus basis through Haywood Securities Inc., a Canadian-owned investment dealer that is also a member of IIROC.

During 2014 the Company changed its fiscal year-end from October 31 to September 30. As a result the Company reported an 11 month fiscal year from November 1, 2014 to September 30, 2015. The change was made to align the Company's fiscal period-end with that of SPI.

2. GOING CONCERN

The business of the Company is cyclical and experiences considerable variation in revenue and income from year to year due to factors beyond its control. The business is affected by the overall condition of the North American equity and debt markets, including seasonal variances in these markets.

The same cyclical and market factors affect the business of SPI, which substantially funds the operations of the Company with subordinated loans.

In the fiscal years ended September 30, 2014 and 2015, SPI incurred operating losses as its revenue declined due to difficult business conditions. The losses eroded SPI's Risk Adjusted Capital and resulted in SPI triggering early warning level two with its regulator, IIROC, based on the audited financial statements.

This raised substantial doubt about SPI's ability to continue as a going concern. The ability of SPI to continue as a going concern is dependent upon its ability to raise additional capital and return to profitability. The ability of the Company to continue as a going concern is dependent on the continued existence of SPI. The Company's economic dependence on SPI also raises substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern and the adjustments could be material.

NOTES TO FINANCIAL STATEMENTS

[Expressed in U.S. dollars]

September 30, 2015

3. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies adopted by the Company are as follows:

Comprehensive income

The Company's functional currency is the Canadian dollar, as set out more fully below. As a result, unrealized foreign currency translation gains and losses are recorded as components of other comprehensive income or loss.

Securities transactions

Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Revenue recognition

Commission income consists of revenue generated through traditional commission-based brokerage services, and is recognized on a trade date basis.

Interest income consists of interest earned on cash deposited in bank accounts, and is recognized on an accrual basis.

Cash and cash equivalents

Cash and cash equivalents include liquid marketable investments with an original maturity date of three months or less from the date of purchase.

Foreign exchange and functional currency

The Canadian dollar has been adopted as the unit of measure of the Company's operations to reflect significant operational exposure to the Canadian dollar. The Company adopted the U.S. dollar as its reporting currency for regulatory purposes. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rates of exchange, while revenue and expense items are translated at exchange rates prevailing on the date of occurrence. Gains and losses from currency translations are included in other comprehensive loss.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Specifically management has made estimates relating to the Company's uncertain tax positions. Actual results could differ materially from those estimates.

Income taxes

The amount of current and deferred income taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect in the year in which the differences are expected to reverse.

Tax positions taken or expected to be taken in the course of preparing the Company's tax returns are evaluated to determine whether the tax positions have a "more-likely-than-not" probability of being sustained by the applicable tax authority. Tax positions deemed to not meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the reporting period in which they are incurred. The Company recognizes interest and penalties in tax expense.

Fair value measurements

The Company follows guidance under the Financial Accounting Standards Board ["FASB"] Accounting Standards Codification ["ASC"] Topic 820 ["ASC 820"] *Fair Value Measurements and Disclosures,* with regard to financial assets and financial liabilities measured on a recurring basis. ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

NOTES TO FINANCIAL STATEMENTS

[Expressed in U.S. dollars]

September 30, 2015

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities the Company has the ability to access; Level 2 inputs are inputs, other than quoted prices in active markets, that are either directly or indirectly observable; Level 3 inputs are unobservable inputs for the asset or liability that are supported by little or no market activity and rely on management's assumptions about how the market participants would price the asset or liability.

The Company utilizes the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

4. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, income taxes receivable and payable, other assets, accounts payable and accrued liabilities, and liabilities subordinated to claims of general creditors. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments, except as noted below. Other than the liabilities subordinated to claims of general creditors for which the fair value is not readily determinable, the fair values of these financial instruments approximate their carrying values given their short term to maturity nature.

Credit risk

The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in a financial loss to the Company. To minimize its exposure, the Company trades only for institutional investors, requiring settlement of securities transactions on a delivery against payment basis and monitors the total value of transactions with counterparties. As at September 30, 2015, all amounts receivable are current and no provisions have been made for any potential uncollectible amounts.

Liquidity risk

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due. Client receivables are secured by readily marketable securities and are reviewed daily for impairment in value and collectability. The Company's business requires capital for operating and regulatory purposes and, consequently, the Company maintains large and highly liquid current asset balances.

On November 1, 2014 the Company extended the maturity dates of two notes payable to SPI, its parent company, which otherwise would have matured on November 1, 2014 (notes 2 and 5). The two notes are now repayable on November 1, 2017.

On April 23, 2015 the Company extended the maturity dates of its third note payable to SPI that was due to mature April 30, 2016 (notes 2 and 5). The note is now repayable on April 30, 2019.

Market risk

Market risk is the risk that a change in market prices, interest rate levels, indices, liquidity and other market factors will result in losses.

The Company is exposed to market risk primarily as a result of its dealing in equity securities which are exchange traded and valued at quoted market prices. The Company mitigates its market risk exposure through controls to limit concentration levels and capital usage within its accounts.

Market risk sensitivity analysis

The Company had no holdings of marketable securities at September 30, 2015, and accordingly had no significant exposure to market risk.

Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company holds a portion of its assets and incurs certain liabilities in Canadian dollars. Foreign exchange risk therefore arises from the possibility that changes in the price of foreign currencies will result in gains or losses.

Currency risk sensitivity analysis

A 5% appreciation or depreciation of the Canadian dollar against the U.S. dollar applied to the Company's September 30, 2015 net asset balance of CAD $2,401,225 would have decreased or increased the Company's comprehensive results from operations by $89,464.

NOTES TO FINANCIAL STATEMENTS

[Expressed in U.S. dollars]

September 30, 2015

Fair value measurements

As of September 30, 2015 the Company had cash of $2,604,122 and no other assets or liabilities classified as level 2 or 3. There were no transfers between levels during the period.

5. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Debt under subordination agreements consists of the following:

	2015 $
Note payable to parent with interest calculated at 1% per annum, maturing on November 1, 2017 [CAD$200,000]	149,031
Note payable to parent with interest calculated at 1% per annum, maturing on November 1, 2017 [CAD$300,000]	223,547
Note payable to parent with interest calculated at 3% per annum, maturing on April 30, 2019 [CAD$500,000]	372,578
	745,156

Liabilities subordinated to the claims of general creditors represent loans from the Company's parent, SPI. The loans are covered by agreements approved by FINRA, and are available to the Company in computing net capital under the U.S. Securities and Exchange Commission's Uniform Net Capital Rule ["Rule 15c3-1"]. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they are not to be repaid without express written consent by FINRA.

NOTES TO FINANCIAL STATEMENTS

[Expressed in U.S. dollars]

September 30, 2015

6. COMMON STOCK

	2015 $
Authorized	
Unlimited number of common shares without par value	
Issued and fully paid	
150,000 common shares	150,000

7. RELATED PARTY TRANSACTIONS

During 2015, the Company entered into the following transactions and maintained the following balances with related parties:

[a] As at September 30, 2015, accounts payable and accrued liabilities of $32,684 were payable to the Company's parent, SPI, for expenses paid on behalf of the Company or expenses allocated as discussed in [b] below where reimbursement is requested.

[b] The following expenses were charged by the Company's parent, SPI, in accordance with an "Operating Agreement" originally executed between the companies on October 29, 2004 and most recently updated without substantive changes on February 15, 2014:

	2015 $
Commissions	7,562
General and operations	20,099
Premises	17,562
Salaries and wages	14,359
	59,582

These amounts have been shown in their respective line items in the Statement of Operations and Comprehensive Loss.

[c] Interest expense in the amount of $14,820 was paid to the Company's parent, SPI [note 5].

Salman Partners (U.S.A.) Inc.

NOTES TO FINANCIAL STATEMENTS

[Expressed in U.S. dollars]

September 30, 2015

[d] Commission revenue in the amount of $18,947 was collected by the Company's parent, SPI, on behalf of the Company, and paid to the Company.

[e] Expenses in the amount of $54,193 were paid by the Company's parent, SPI, on the Company's behalf.

The above referenced transactions have been measured using the exchange amount, which is the amount that has been agreed to by the transacting parties.

8. INCOME TAXES

The Company is a resident of Canada for Canadian tax purposes and is therefore subject to Canadian income tax laws.

The provision for income taxes consists of the following components:

Current:	
Domestic	1,118
Foreign	(1500)
	(382)

The Company's income tax expense differs from the amount that would be computed by applying the combined Canadian statutory federal and provincial income tax rates as a result of the following:

	2015 $
Net loss before income taxes	(86,648)
Combined statutory tax rate	26.14%
Income taxes at the combined statutory rate	(22,651)
Change in tax provision in respect of uncertain tax positions (see below)	1,500
Benefit of tax attributes not recognized	$18,576
Rate differences and other	2,957
Income Tax Expense	382

Salman Partners (U.S.A.) Inc.

NOTES TO FINANCIAL STATEMENTS

[Expressed in U.S. dollars]

September 30, 2015

Uncertain Tax Positions

The Company may have had nexus in certain U.S. States, based on its activities in such states over the years and therefore may be required to file and pay state income tax. The Company has not filed any state corporate income tax returns and therefore has recognized a liability to uncertain tax positions.

A reconciliation of the beginning and ending balances of the total amounts of gross uncertain tax positions is as follows:

Balance , beginning of period	29,500
Increase in tax positions for current period	1,500
Balance, end of period	31,000

Interest and penalties accrued on the statement of financial condition as at September 30, 2015 are $10,700.

The 2011-2015 tax years remain subject to examination by federal tax authorities.

Loss carry forwards

As at September 30, 2015, the Company has non-capital losses for income tax purposes in Canada of approximately $72,029 which are available to be carried forward to reduce taxable income in future years. These losses expire in 2035.

Refundable dividend tax

The Company is classified as a private corporation under Canadian tax law. This status allows it to receive a refund of a portion of the income taxes that it pays on investment income, including capital gains, when the Company pays dividends. The Company charges such refundable taxes to retained earnings.

The Company's refundable dividend tax on hand balance as at September 30, 2015 is nil.

Salman Partners (U.S.A.) Inc.

NOTES TO FINANCIAL STATEMENTS

[Expressed in U.S. dollars]

September 30, 2015

9. CONCENTRATION RISK

For the period ended September 30, 2015, five customers accounted for more than 10% of the Company's commission income, accounting for approximately $14,900 of total commissions earned.

10. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications.

The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

11. SUBSEQUENT EVENTS

Management has evaluated subsequent events that occurred from September 30, 2015 through to the audit report date, that being the date the financial statements were available to be issued. No events or transactions have occurred in that period that would require recognition or disclosure in these financial statements.

12. REGULATORY REQUIREMENTS

As a registered broker dealer, the Company is subject to Rule 15c3-1 of the SEC. The Company follows the primary [aggregate indebtedness] method under Rule 15c3-1 which requires it to maintain a minimum net capital of the greater of $100,000 and one-fifteenth of its aggregate indebtedness. The Company had net capital at September 30, 2015 of $2,390,347, representing an excess of $2,290,347 over the minimum net capital required.

The Company claims exemption from Rule 15c3-3 under the exemption provisions of paragraph (k)(2)(i) of that Rule.

SUPPLEMENTAL INFORMATION

Salman Partners (U.S.A.) Inc. **Schedule I**

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

[Expressed in U.S. dollars]

As at September 30

	2015 $
Total stockholder's equity	1,836,572
Liabilities subordinated to claims of general creditors allowable in computation of net capital	745,156
Deductions and/or charges	
Total non-allowable assets from Statement of Financial Condition	39,768
Other	151,613
Net capital	2,390,347
[a] Minimum net capital required [6 2/3% of aggregate indebtedness]	4,250
[b] Minimum dollar net capital requirement of reporting broker or dealer	100,000
Net capital requirement [greater of [a] and [b]]	100,000
Excess net capital	2,290,347
Computation of aggregate indebtedness	
Total aggregate indebtedness	63,751
Percentage of aggregate indebtedness to net capital	2.67%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	0%

Note: There are no material differences between the amounts presented above and the amounts presented in the Company's September 30, 2015 unaudited Focus Part II Report.

Salman Partners (USA) Inc.
Member FINRA and SIPC

1700 - 1095 West Pender Street
Vancouver, B.C. V6E 2M6
Tel: (604) 685-2450
Fax: (604) 685-2471
www.salmanpartners.com

Salman Partners

RE: **Exemption Report claimed under Rule 15c3-3(k)(2)(i)**
for the period of November 1, 2014 through September 30, 2015

We, as members of management of Salman Partners (USA) Inc. are responsible for complying with 17 C.F.R §240.17a-5 "Reports made by certain brokers and dealers". We have claimed an exemption under Rule 15c3-3(k)(2)(i) for the period of November 1, 2014 through September 30, 2015.

We confirm to the best knowledge and belief, Salman Partners (USA) Inc. has met the exemption provision of Rule 15c3-3(k)(2)(i) without exception throughout for the period of November 1, 2014 through September 30, 2015. The Firm is exempt from Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934 because the Firm maintains a "Special Account for the Exclusive Benefit of customers".

We have made available all bank statements and cash blotters for the Reserve Bank Account to determine that we have met the exemption provision of Rule 15c3-3(k)(2)(i).

We have not recorded any cash transactions with customers outside the Reserve Bank Account.

No events have occurred subsequent to September 30, 2015 through December 4, 2015 to change the claim of the exemption provisions of Rule 15c3-3(k)(2)(i).

This report is intended solely for the information and use of Salman Partners (USA) Inc. and the Securities and Exchange Commission and Financial Industry Regulatory Authority, Inc. and is not intended to be and should not be used by anyone other than those specified parties.



Terry K. Salman, President



Gina M. Jones, CFO



December 4, 2015

Report of Independent Registered Public Accounting Firm

To the Shareholder of Salman Partners (U.S.A.) Inc.

We have reviewed Salman Partners (U.S.A.) Inc.'s assertions, included in the accompanying Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the period November 1, 2014 to September 30, 2015 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the period November 1, 2014 to September 30, 2015.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

Chartered Professional Accountants

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca